John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group™
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

October 28, 2014

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

You recently provided comments to us relating to certain annual shareholder report filings for series portfolios (each a “fund” and one or more may be referred to as “funds”) of the Trust with fiscal years ended January 31, 2013 and May 31, 2013. You noted that your review also covered other certain filings of the Trust.

For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below the comment. This letter is being submitted in a correspondence filing.

1.	Comment: There is a discrepancy between the expense ratios contained in the financial highlights of the annual report for the Angel Oak Multi-Strategy Income Fund (the “Angel Oak Fund”) for the period ending January 31, 2013 versus the expense ratios contained in the fee table for the prospectus for the Angel Oak Fund dated May 30, 2013. Please explain this difference. To the extent this is an error, please explain what the Trust intends to do for shareholders that may have purchased shares of the Angel Oak Fund in reliance on the expense ratios contained in the May 30, 2013 prospectus. Please provide a completed version of the expense table for review prior to filing the annual update to the Trust’s registration statement (the “B-filing”).

Response: The Trust has provided the staff with a completed expense table prior to the filing of the B-filing. The Trust notes that the ending net assets as of January 31, 2013 were significantly higher than the average net assets of the Fund for the year ended January 31, 2013. The total annual operating expenses in fee table was inappropriately adjusted to reflect the effective impact of certain fixed annual expenses and effective rates based on the ending net assets on January 31, 2013. The Trust recognizes that this treatment in the fee table was inappropriate. However, the Trust points out that throughout the entire effective period of the prospectus of the Angel Oak Fund, the investment adviser to the Angel Oak Fund maintained an expense limitation agreement that capped the annual operating expenses of that Fund – the total annual operating expenses (after fee waivers and expense reimbursements) was accurate, and

Ms. Hatch

U.S. Securities and Exchange Commission

October 28, 2014

as a result, the Trust feels that shareholders were not harmed from this inaccurate disclosure. The Trust notes that it did not follow this inappropriate adjustment for the prospectus that was produced for the Angel Oak Fund as of May 30, 2014. The Trust’s primary operational service provider, Huntington Asset Services, Inc. (“HASI”), has enhanced its processes (and provided related educational guidance to its staff) to ensure adherence to the requirements of Form N-1A.

2.	Comment: In regards to the Trust’s Form N-PX that was filed on August 28, 2013, it appears that each of the funds included quarterly proxy voting data so that each fund should have four quarters of information. Some of the funds were missing several quarters of information and it is unclear if they were missing proxy votes that occurred in those quarters or if no votes occurred in the relevant period. For example, BRC Large Cap Focus Equity Fund appears to be missing the quarter ended March 31, 2013; the Dreman Contrarian Small Cap Value Fund appears to be missing voting information for the first and fourth quarters; and the Geier Strategic Total Return Fund seems to be missing votes for the 1st and 4th quarters. Additionally, it appears that the three SMI Funds (Sound Mind Investing Balanced, Sound Mind Investing Fund, and SMI Dynamic Allocation Fund) were reported as a group where they should be reported individually.

Response: The Trust has reviewed the N-PX filing and concluded that all required information was included in the filing. The Trust will enhance its process surrounding the filing of Form N-PX, so that it is clearly stated when a particular fund had no proxy votes in a given quarter, and that the information included in the filing is more clearly labeled with regard to the quarter to which the data relates and to make clear when no voting has taken place during a particular period.

3.	Comment: The SMI Dynamic Allocation Fund has liabilities in excess of net assets of 30% as of October 31, 2013 and in the Form N-Q that was filed for the period ended January 31, 2014. If this Fund utilizes leverage, please include the appropriate strategy and risk disclosure in the Fund’s prospectus.

Response: The Fund does not utilize leverage as a strategy. The Advisor made a decision to purchase securities at the end of the reporting periods of October 31, 2013 and January 31, 2014, and those purchases (and the corresponding payable) did not settle until after each period end. The Fund did have sufficient amounts, or more, of the cash required upon settlement of these trades in the holding “Fidelity Institutional Money Market Portfolio – Institutional Class,” shown in the Schedule of Investments for each period end presented.

4.	Comment: In comparing the expense ratio in the financial highlights for the period ending May 31, 2013 for the Cloud Capital Strategic Large Cap Fund and Cloud Capital Strategic Mid Cap Fund to the expense ratio in the fee table for the prospectus of those Funds dated September 30, 2013, it was noted that the expense ratio in the fee table is significantly higher than that in the financial highlights. Please explain the difference.

Response: There were two prospectuses for Cloud that were dated September 30, 2013; Class A Shares and Institutional Class Shares. Class A Shares have not commenced operations. The ratios in the Institutional Class prospectus match the Financial Highlights for both Funds, adjusted for Acquired Fund Fees and Expenses. The Class A shares (the comment on the higher ratio) have not launched yet, thus there are no Financial Highlights against which to compare.

Ms. Hatch

U.S. Securities and Exchange Commission

October 28, 2014

5.	Comment: In comparing the expense ratio in the financial highlights for the period ending May 31, 2013 for the LS Opportunity Fund (the “LS Fund”) to the expense ratio in the fee table for the prospectus of the LS Fund dated September 30, 2013, it was noted that the expense ratio in the fee table is significantly higher than that in the financial highlights. We note that the expense limitation agreements lowered the cap to 1.95% from 2.50%. We understand that certain expenses, such as those associated with the costs of short selling, are excluded from the expense limitation agreements. We are not able to reconcile the differences in the cap and the report expense ratios. Please explain.

Response: The expense ratio as shown in the May 31, 2013 annual report, shows a ratio of expenses to average net assets of 3.12%, which includes dividend and interest expense on securities sold short of 0.77%. Excluding the dividend and interest expense, the Fund’s gross expense ratio for the year was 2.35%. For the presentation of the Prospectus dated September 30, 2013, the expenses from the annual report are brought forward and calculated as follows:

Management Fees	1.75%
Other	0.60%
Sub – Total	2.35%

Dividend and Interest Exp.	0.77%
Acquired Fund Fees & Exp. (“AFFE”)	0.01%

Total Annual Exp. (before Waivers)	3.13	%(a)

The foregoing corresponds to the financial highlights presented in the May 31, 2013 annual report. Under the current expense limitation agreement, which is based on a cap of 1.95%, excluding AFFE and dividend and interest expense, the total operating expense would be calculated as follows:

Expense Limitation	1.95%
Add back: AFFE	0.01%
Dividend and Interest Exp.	0.77%
Total after Waivers	2.73	%(b)

The difference between (a) and (b) is 0.40%, which correlates to the waivers presented in the September 30, 2013 prospectus. The double check is to take the difference of the Sub-Total (above), 2.35%, less the Expense Limitation, 1.95%, for a difference of 0.40%, which is the waiver amount.

6.	Comment: The statement of operations for the fiscal year ending May 31, 2013 for the LS Fund reflects that $485.00 was paid for federal income taxes. Please verify that the LS Fund qualified as a regulated investment company under Subchapter M of the Internal Revenue Code.

Response: The $485 represents Excise Tax that the Fund paid when it calculated that it had not distributed its fully required excise distribution during 2011. The Trust hereby confirms that the Fund is qualified as a regulated investment company under Subchapter M.

7.	Comment: Various funds in the Trust, including the Angel Oak Fund, the LS Fund, the Sound Mind Investing Balanced Fund, and the Green Owl Intrinsic Value Fund, indicate that they utilize derivatives. In accordance with FAS 815, notes to the financial statements should provide information that would allow a user of the financial statements to understand the volume of a fund’s derivative activity. Please provide an explanation for why such disclosure is not contained in the notes to financial statements.

Ms. Hatch

U.S. Securities and Exchange Commission

October 28, 2014

Response: Derivative activity for the years reviewed conforms to FAS 815 and are located on: Green Owl Intrinsic Value Fund, Page 17; Angel Oak Fund, Page 62; LS Fund, Pages 35-37; Sound Mind Investing Balanced Fund, Page 41.

8.	Comment: The LS Fund and Longview Tactical Allocation Fund each indicate in their financial statements that securities sold short are not included in the purchase and sale information. Please explain. Where are they included?

Response: The Advisers’ intent at the time of each investment was to hold short positions for only 3-6 months and no longer. According to Instruction 4.(d)(iv) to Item 13(a) of Form N-1A, the purchase and sales information does not need to include any short sale positions that are short-term in nature (defined as less than 1 year). As of the period end for the LS Fund and the Longview Tactical Allocation Fund, HASI contacted the investment advisor to each of those funds and was advised that short positions of each of these funds was intended to be short-term. Accordingly, this transaction information is excluded from purchase and sales information.

9.	Comment: Note 6 to the financial statements of the Angel Oak Fund shareholder report for the year ended January 31, 2014 states that the aggregate cost of securities, excluding U.S. Government obligations, for federal income tax purposes was $2.6 billion. Please explain why U.S. Government obligations are excluded from the cost of securities for federal tax purposes.

Response: The language “excluding U.S. Government obligations” was an oversight and the wording should be removed. The cost for federal income tax purposes presented reflects the inclusion of those securities. For future filings, the Trust will move this information to a separate tax footnote as it is not particularly relevant to the section pertaining to “Purchases and Sales of Securities.”

10.	Comment: Note 11 to the financial statements of the Angel Oak Fund shareholder report for the year ended January 31, 2014 discusses restricted securities. It is noted that the Angel Oak Fund held over 34% in restricted securities as of January 31, 2014. Please explain what percentage of these restricted securities was deemed illiquid and confirm that the Angel Oak Fund did not exceed the 15% limitation on illiquid securities (i.e., the limit on investments in illiquid securities as has been set forth in interpretive guidance from the staff of the Securities and Exchange Commission).

Response: The Fund is monitored on a daily basis (post trade) for compliance with liquidity limitations, on a one-day lag. Portfolio manager notification is if and when a violation has occurred and remediation is instructed. The Angel Oak Fund did not exceed the 15% limitation on illiquid securities during the period. Additionally, as of January 31, 2014, all of the restricted securities were deemed to be liquid.

11.	Comment: With regard to the Green Owl Intrinsic Value Fund, it was noted that the Fund wrote options during its most recently completed fiscal year. In reviewing the Fund’s prospectus dated February 28, 2014, there is no disclosure on writing options or using other types of derivative instruments. Please confirm if the Fund’s use of options is part of its principal investment strategy and, if so, please add appropriate disclosure to the strategies and risks section of the Prospectus.

Ms. Hatch

U.S. Securities and Exchange Commission

October 28, 2014

Response: The investment adviser to the Green Owl Intrinsic Value Fund has advised the Trust that writing options and using other types of derivative instruments is not a principal investment strategy of that Fund.

12.	Comment: With regard to the Green Owl Intrinsic Value Fund, Note 5 to the financial statements indicates that the Fund paid an affiliate brokerage commissions. Item 21 of Form N-1A requires information on brokerage commissions paid to affiliates. A review of the Statement of Additional Information for the Fund dated February 28, 2014 did not indicate such Item 21 disclosure was included. Please verify.

Response: The Trust has reviewed the disclosure in the statement of additional information and determined to enhance this disclosure in the next registration statement amendment pertaining to the Fund so as to more clearly provide the disclosures called for by Item 21, of Form N-1A.

13.	Comment: With regard to the Sound Mind Investing Fund, footnote A to the schedule of investments discusses illiquid securities. When each of the securities in this footnote are totaled it seems the calculation is close to 23%. Please confirm that the Fund did not exceed and is not exceeding the 15% limitation on illiquid securities prescribed by the Investment Company Act of 1940.

Response: Only the portion of each of the holdings that exceeds 1% of the total outstanding shares of each acquired fund is considered illiquid according to the Investment Company Act of 1940. The amounts under 1% of the total outstanding shares of each acquired fund are considered liquid. The Trust hereby confirms that the Fund has never exceeded the 15% limitation on owning illiquid securities. The Trust will clarify this disclosure in future filings.

14.	Comment: With regard to the Sound Mind Investing Balanced Fund, the financial statements indicate that the Fund wrote credit default swaps during the most recently completed fiscal year. Please verify that the Fund covered the full notional value of any credit default swaps that were written.

Response: The Trust has advised us that the Fund covers the full notional value of any credit default swaps written.

*                *                 *

Ms. Hatch

U.S. Securities and Exchange Commission

October 28, 2014

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively